December 17, 2008

Mail Stop 6010

Michael Rosenthall

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: AAA Public Adjusting Group, Inc.

File Number 333-153679

Form S-1

Filed September 26, 2008

Dear Mr. Rosenthall,

Pursuant to your comments on AAA Public Adjusting Group, Inc. S-1, we have made the necessary replies, revisions, corrections and disclosures as followed:

  In reply to your first comment regarding risk factors and the inclusion of an additional risk factor clarifying that the majority of funds raised will not be available to invest in the business has been included and can be reviewed under item F, under "risk factors".
  In regards to comment 2, 13 and 14, we have revised our disclosure to better explain our position for the possible resale of our shares, under this registration statement, and can be reviewed on pages 7 and 10.
  In regard to comment 3 regarding an inclusion regarding penny stocks and the possibility that our stock may be considered a penny stock has been included and can be reviewed under item C, under the heading of "other risk factors"
  In regards to comment 4, we currently do not believe that a risk factor is needed at this time. Although natural disasters may improve revenue there is no reliance on them to continue operations for the foreseeable future.
  In regard to comment 5, we have revised our disclosure to clearly state that Mr. Antomelli, Bach, and Monahan interest may differ from the other shareholders and can be reviewed under item A under the section "risk factors".
  In regards to comment 6, we have clarified our disclosure stating which state we operate in and whether the geographic concentration of our business has any negative impact and can be reviewed under item B, under the section "risk factors"
  In regard to comment 7, we feel the current risk factor encapsulates the possible risk and dependency of our personnel. However, throughout the life of our business we have had no difficulties retaining employees. Furthermore, in regard to the utilization of subcontractors, we also had no problems to date.
  In regard to comment 8, the risk factor titled "Historical operating results and revenue growth may not be indicative of future performance" has been removed.
  In regard to comment 9, we have revised our wording of "cleared" to "declared effective" when referring to the prospective effectiveness of the registration statement.
  In regard to comment 10, we have made an additional disclosure stating that there is no company provision restricting the sale of stock held by Mr. Antonelli, Bach and Monahan and can be reviewed under the heading "selling security holders"
  In regard to comment 11 and 12, we have included footnotes describing Wendy Navarro and Allison Jara relationship to the company as well as that of Steven Scantzoulis. These inclusions can be found under the heading "Selling security holders".
  In regard to comment 15, we have made an additional disclosure regarding our operations being wholly in Florida at this time. This inclusion can be reviewed on page 15 under the title "Description of Business"
  In regard to comment 16, we have reviewed your comment and made the necessary additions to our disclosures on page 15. these additions can be reviewed under the title "Description of Business"
  In regard to comment 17, we have clarified the amount of monies we have obtained for our clients over the past two years, that being approximately $35 Million, this revision can be found on page 15 under the heading "Description of Business"
  In regard to comment 18, we have further clarified how the contingency fee is determined and can be reviewed on page 17 under the sub heading of "How we make money" under the section of "description of business".
  In regard to comment 19, we have included our source supporting the prediction of increased hurricane activity. This inclusion can be found on page 17.
  In regard to comments 20 and 21, we have revised our disclosure of competitive business conditions to better depict the competitive environment and how referral business is generated and as well as the comparisons of technical strength (level of experience) differs. These revisions can be found on page 19.
  In reply to comment 22, we have inserted a disclosure stating the number of members for both FAPIA and NAPIA
  In regard to comment 23, we have revised this section to state that in 2006 Mr. Bach has served on the board of FAPIA. Currently, we do not have a position of "Vice President of Operations"
  In regard to comment 24, we have revised this statement to clarify that with the inclusion of our independent contractors, some of who are also shareholders, collectively have 100 years of experience. This revision can be reviewed on page 22 under the section Corporate Overview
  In regard to comment 25, we have revised our disclosure to further explain the services third party consultants provided the company on page 22. Furthermore, the consulting fees paid to Mr. Antonelli and Mr. Monahan have been added to the compensation table on page 27
  In regard to comment 26, we have provided additional information regarding to the specific nature of the cost reduction, as a sales assistant position was phased-out and no longer needed. This information can be reviewed on page 23 under the section "salaries".
  In regard to comment 27, we have revised the discussion of the decrease in general and administration expenses to further clarify the types of expenses that were reduced and why. This can be reviewed on page 23.
  In regard to comment 28, we have further clarified our disclosure of the commissions paid to our adjusters and the relation to our revenue. This revision can be reviewed on page 22 under the section "commission to adjusters".
  In regard to comment 29, we have made the proper disclosures in regard to commissions and those paid to employees and can be reviewed on page 22.
  In regard to comment 30, we have added additional information to clarify the decrease in consulting fees previously paid to the founders and can be reviewed on page 23 under the section "consulting services."
  In regard to comment 31, we have clarified the reasons for our decrease in general and administrative expenses and can be reviewed on page 23.
  In regard to comment 32, we have expanded our disclosure to include both prepaid expenses and accounts receivables. These edits can be reviewed o npages 23 and 25.
  In regard to comment 33, we have included information about Mr. Bach business experience and can be reviewed on page 26.
  In regard to comment 34, we have revised Mr. Antonelli business experience and can be reviewed on page 26.
  In regard to comment 35, we have corrected the typographical error of stating that the year 2000 was actually 2004, insofar as Mr. Antonelli involvement in FCC.
  In regard to comments 36 and 37, after review of your comments we have removed the phrases "current leadership" and "dramatic rise"
  In regard to comment 38, we have revised the discussion of Mr. Monahan s business experience to include when his employment began at FCC and can be reviewed on page 26.
  In regard to comment 39, we have made additional disclosures concerning director compensation on page 27, which that states currently there is no compensation for directors.
  In regard to comment 40, we have expanded our disclosure concerning the transaction regarding Mr. Lombardi. This can be reviewed on page 28.
  In regard to comment 41, our registration now reflects the signature of our principal financial officer, on page 36.
  In regard to comment 42, we have clarified how our revenue is recognized and can be reviewed on page F-7.
  In regard to comment 43, regarding "net settlement amount", there is a distinction that previous to 2008 the company collected the entire payment from the insurance company then administered the proper disbursements to the insured and retained our fee. As of 2008, we no longer process the entire insurance payment, we now just bill the insured our fee, as the administrative costs of handling the disbursements was a burden.
  In regard to comment 44, regarding an allowance for doubtful accounts receivable and concentrations of credit risk, we have expanded our disclosure to include a discussion regarding these instances and can be reviewed on pages F10 and F22.

Thank you for you attention and guidance in this matter. Below we have attached a highlighted copy of those revisions that appear on the amended filing.

Sincerely,

/s/Kevin Monahan, CFO